Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

WeGood? System Inc.
246 Early Trail Dr
San Antonio, TX 78228
wegood.io

Up to $1,234,999.20 in Common Stock at $1.20
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

> Company: WeGood? System Inc.
> Address: 246 Early Trail Dr, San Antonio, TX 78228
> State of Incorporation: DE
> Date Incorporated: August 29, 2024

Terms:

> Equity

Offering Minimum: $124,000.00 | 103,333 shares of Common Stock
Offering Maximum: $1,234,999.20 | 1,029,166 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.20
Minimum Investment Amount (per investor): $498.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Loyalty Bonus | 10% Bonus Shares

If you are a predesignated member of the WeGood?® Community, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 4 weeks | 20% bonus shares

Early Bird 2: Invest $5,000+ within the first 4 weeks | 30% bonus shares

Early Bird 3: Invest $10,000+ within the first 4 weeks | 40% bonus shares

Early Bird 4: Invest $15,000+ within the first 4 weeks | 50% bonus shares

Early Bird 5: Invest $25,000+ within the first 4 weeks | 70% bonus shares

Early Bird 6: Invest $35,000+ within the first 4 weeks | 90% bonus shares

Early Bird 7: Invest $45,000+ within the first 4 weeks | 150% bonus shares

Early Bird 8: Invest $60,000+ within the first 4 weeks | 250% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 25% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 25% bonus shares

Amount-Based Perks

Engagement Enthusiast: $500+ | Receive exclusive access to a webinar on maximizing frontline productivity

Engagement Champion: $1,000+ | All previous perks + 2% bonus shares

Productivity Pro: $5,000+ | All previous perks + survey review on one's High Quality Leadership ® + 5% bonus shares

Frontline Innovator: $10,000+ | All previous perks + a personalized consultancy session with WeGood experts + 10% bonus shares

Leadership Visionary: $45,000+ | All previous perks + 15% bonus shares

Pinnacle Investor: $60,000+ | All previous perks + 25% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

WeGood?® System Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.20 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

The Company and its Business

Company Overview

WeGood? System Inc. is a Delaware corporation focused on addressing the global challenge of low employee engagement—a factor contributing to significant productivity loss across industries. WeGood?® offers a patent-pending, AI-powered platform that enables structured, data-driven interactions between managers and employees, fostering a culture of appreciation, accountability, and productivity. Our app is accessible via mobile and desktop, designed to be easy to use, and provides actionable insights to help organizations improve workforce engagement, especially among frontline workers.

The platform is grounded in established leadership principles and aims to deliver measurable improvements in employee satisfaction, retention, and performance. Through regular one-on-one interactions facilitated by our app, WeGood?® supports organizations in achieving their employee engagement goals and enhancing overall business performance.

To date, WeGood?® has generated $60,000 in revenue over the past 18 months, with additional accounts receivable anticipated in 2024. Our current client base includes several recognized companies, and we have gradually expanded our customer reach, even with limited initial operating capital. Through this StartEngine crowdfunding campaign, we aim to increase our resources, continue refining our technology, and expand our customer support to serve more organizations effectively.

Our target customer profile includes established companies that value employee engagement as a strategic priority. We believe that, for our clients, the benefits of implementing WeGood?® will result in improved engagement and productivity, which could translate to cost savings and a potential return on their investment within the first year of usage.

Competitors and Industry

The employee engagement software market has been experiencing significant growth, driven by organizations' increasing focus on enhancing employee satisfaction and productivity. Key statistics include:

• Market Size and Growth: In 2023, the global employee engagement software market was valued at approximately USD 928.3 million and is projected to grow at a compound annual growth rate (CAGR) of 16.4% from 2024 to 2030. (Grand View Research)

• Future Projections: By 2032, the market is expected to reach USD 3,610.5 million, exhibiting a CAGR of 16.6% during the forecast period from 2024 to 2032. (Fortune Business Insights)

• Regional Insights: North America held a significant share of the market in 2023, accounting for over 36.3% of the global revenue. This dominance is attributed to advanced technological infrastructure and a highly digitized workforce in the region. (Market.us)

• Deployment Trends: Cloud-based solutions are increasingly preferred, capturing over 67% of the market share in 2023. This trend is driven by the flexibility, scalability, and cost-effectiveness that cloud platforms offer. (Market.us)

• Enterprise Adoption: Large enterprises accounted for more than 70.6% of the market share in 2023, reflecting their substantial investment in comprehensive employee engagement solutions to enhance operational efficiency and maintain a competitive edge. (Market.us)

These statistics underscore the growing importance of employee engagement software as organizations strive to improve workforce satisfaction and performance.

Current Stage and Roadmap

WeGood?® is on a mission to revolutionize the workplace by addressing the critical issue of employee engagement. Our High Quality Leadership Theory©, coupled with a laser focus on employee experience, makes us as a definitive solution to a problem costing businesses trillions annually. With a world-class leadership team and a clear path to market dominance, we are confident in our ability to achieve growth and serve the workforce across the globe.

Since its inception in January 2023, WeGood?® has achieved significant milestones, including the launch of its MVP app, proof of concept, and full app release. The exclusive partnership with Blue Bell Ice Cream in February 2024 and the subsequent release of the desktop MVP in March 2024 demonstrate rapid market traction.

The Team

Officers and Directors

Name: David S. Hill

David S. Hill's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President and Chief Executive Officer
  Dates of Service: August, 2024 - Present
  Responsibilities: I am the Chief Executive and President, who oversees building a winning group of leaders for the WeGood? executive team, setting strategy, and business development. I am also the lead for capital raising and putting together pitch deck presentations for investors. David does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Harvard Business School Club of San Antonio
  Title: Board Secretary
  Dates of Service: May, 2024 - Present
  Responsibilities: Board Secretary

Other business experience in the past three years:

- Employer: High Quality Leadership
  Title: Founder, CEO, and President
  Dates of Service: January, 2021 - Present
  Responsibilities: Founder, CEO, and President

Other business experience in the past three years:

- Employer: EZNectar
  Title: Founder
  Dates of Service: February, 2014 - Present
  Responsibilities: Founder

Other business experience in the past three years:

- Employer: River Walk Executive Search
  Title: Founder, CEO, President
  Dates of Service: April, 2007 - Present
  Responsibilities: Founder, CEO, President

Name: Jared Montoya

Jared Montoya's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman and Secretary
  Dates of Service: August, 2024 - Present
  Responsibilities: I am chairman of the board and oversee day to day operations. Jared does not receive salary compensation for this role.

Other business experience in the past three years:

- Employer: Our Lady of the Lake University
  Title: Professor of Psychology
  Dates of Service: August, 2024 - October, 2024
  Responsibilities: Professor of Psychology

Other business experience in the past three years:

- Employer: Our Lady of the Lake University
  Title: Associate Provost of Graduate and Online Programs
  Dates of Service: December, 2022 - August, 2024
  Responsibilities: Associate Provost of Graduate and Online Programs

Other business experience in the past three years:

- Employer: Our Lady of the Lake University
  Title: Interim Associate Provost of Graduate and Online Programs
  Dates of Service: July, 2022 - December, 2022
  Responsibilities: Interim Associate Provost of Graduate and Online Programs

Name: Bonnie Curtis

Bonnie Curtis's current primary role is with Northern Kentucky University. Bonnie Curtis currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer and Director
  Dates of Service: November, 2023 - Present
  Responsibilities: Bonnie is the CFO of WeGood? System Inc. Bonnie works alongside the CEO to ensure accurate accounting, develop portfolio plans, and help guide the growth of WeGood?. Bonnie currently receives salary compensation in the amount of $18,000 per year for this role.

Other business experience in the past three years:

- Employer: Castellini LLC
  Title: CHRO
  Dates of Service: September, 2017 - March, 2022
  Responsibilities: Organizational design and development, negotiation with international unions, and providing coaching for the CEO.

Other business experience in the past three years:

- Employer: Northern Kentucky University
  Title: Adjunct Professor

Dates of Service: September, 2022 - Present
Responsibilities: Teach three strategy courses in the MBA program.

Other business experience in the past three years:

- Employer: Golden Spike LLC
  Title: CEO
  Dates of Service: September, 2017 - Present
  Responsibilities: Chief Executive Officer for a consulting, coaching, and facilitation company.

Other business experience in the past three years:

- Employer: Boost-LLC
  Title: Executive Advisor
  Dates of Service: February, 2022 - Present
  Responsibilities: Executive Advisor specializing in strategy and the supply chain.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). Advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in

transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

WeGood? System Inc.was formed on 08 29, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. WeGood? System Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business,

financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Bankruptcy History of WeGood? CEO

In 2009, WeGood?'s CEO, David Hill, filed for personal Chapter 7 bankruptcy in connection with business loans personally guaranteed for a separate business, which is unaffiliated with WeGood?. This prior business was a tobacco products manufacturer and distributor operating in both the United States and Mexico. At that time, the business took on substantial debt obligations to acquire necessary manufacturing equipment and secure extensive distribution agreements. Due to personal guarantees signed for these business loans, David Hill was advised by legal counsel to file for personal bankruptcy to avoid liability for the entire debt (this debt had been jointly and severally signed by David and three other partners) after business partners had relocated outside the United States. The Chapter 7 was discharged with no issues. This prior bankruptcy is unrelated to the financial position of WeGood? and has no impact on its current business operations.

The CEO's Commitments to Other Entities May Limit His Focus on Our Company
Our CEO is involved in several other entities, including as managing member of Management Recruiters River Walk, LLC (a non-operational company), owner of Adios Congress, Inc. (a non-operational non-profit), and owner of one rental property through The House That Built Me, LLC. While these commitments currently require minimal weekly time and do not involve any salary, financial, or ownership relationship with our company, they could reduce the CEO's availability and focus on our business. If any of these roles require additional time in the future, it could limit the CEO's ability to oversee our operations effectively, which may impact our business performance.

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

This offering involves "rolling closings,• which may mean that earlier investors may not have the benefit of information that later investors have
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David S. Hill	2,000,000	Common Stock	50.0%
Jared A. Montoya	2,000,000	Common Stock	50.0%

The Company's Securities

The Company has authorized Common Stock, and SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,029,166 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 4,000,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Common stock and the terms of the SAFE are outlined below:

Amount outstanding: $212,500.00
Interest Rate: %
Discount Rate: 50.0%
Valuation Cap: None
Conversion Trigger: Completion of Reg CF offering

Material Rights

There are no material rights associated with SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $212,500.00
  Use of proceeds: Website, App, Contracted Skilled Labor, Legal, Accounting, Marketing, Sales, Salaries
  Date: November 01, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

12 months with expected investor capital and current accounts receivables. Of course, we will manage within our means accordingly.

Foreseeable major expenses based on projections:

Sales development of our sales pipeline, targeting "blue chip" mid-size and large-size companies. Also, continued development of our WeGood? smartphone app and WeGood? website app, along with the continued development of live and on-demand training videos spanning from leadership development, to avoiding toxic cultures, to aiding and guiding companies to proper organizational structures and hierarchical designs for success.

Future operational challenges:

Having enough operating capital that allows us to go out and sell our services and increase revenue for WeGood? and our training arm, High Quality Leadership.

Future challenges related to capital resources:

In order to continue to refine our smartphone and desktop App, we will need a steady stream of cash to pay our programmers. Additionally, because our website will be a marketplace of some sort, we will need to continuously update and keep current our website.

Future milestones and events:

The Company is currently in the proof of concept stage and revenue state. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are past our research and development stage and the product development is now ready for sale to customers. Past cash was primarily generated through investors. Our goal is to become a $1,000,000 revenue company by 2025. We expect to reinvest most of the revenue back into the company to continue our growth plans. We expect to be a $2,000,000 revenue company in 2026 and a $4,000,000 revenue company in 2027 and similar growth increases until exit, anticipating a 5X multiple of value to revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October, 2024, the Company has capital resources available in the form of accounts receivables and new investors of approximately $50,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support many of the operations of the company, but we also will include $1,000,000 in revenue in 2025.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the initial viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal by 2025.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $20,000 for expenses across all major expense categories. We are able to easily adjust expenses based on our cashflows.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 1 year and achieve significant growth of revenue. This is based on a revised projected monthly burn rate of $100,000 for expenses related to all major expense categories.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including additional SAFE campaigns. No concurrent offerings will be offered during the StartEngine campaign.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $4,800,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Operations and Sales
  10.0%
  We will use funds to pay our sales force, as well as ongoing day-to-day operations of the Company.

- Marketing
  13.0%
  We will use funds raised for market and customer research, new product development and market testing.

- Company Employment
  28.0%
  We will use funds to hire key personnel for daily operations, including the following roles: [Office Administration, Sales and Marketing, Customer service, etc.]. Wages to be commensurate with training, experience and position.

- StartEngine Reg CF Campaign Marketing
  3.0%
  We will use funds to market the crowdfunding campaign.

- Legal
  15.0%
  We will use funds to cover legal expenses from areas spanning patents to contract law to M&A.

- Operations and Sales
  10.0%
  We will use funds to pay our sales force, as well as ongoing day-to-day operations of the Company.

- App and Website Development
  3.5%
  We will use funds to cover these expenses.

If we raise the over allotment amount of $1,234,999.20, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing
  13.0%
  We will use 13% of the funds raised for market and customer research, new product development and market testing.

- Company Employment
  33.0%
  We will use 33% of the funds to hire key personnel for daily operations, including the following roles: [Office Administration, Sales and Marketing, Customer service, etc.]. Wages to be commensurate with training, experience and position.

- Operations and Sales
  14.0%

We will use 14% to pay our sales force, as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  7.0%
  We will use 7% of the funds to market the crowdfunding campaign.

- Legal
  23.0%
  We will use 23% of the funds to cover legal expenses from areas spanning patents to contract law to M&A.

- App and Website Development
  3.5%
  We will use 10% of the funds to cover these expenses.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at wegood.io (www.WeGood.io/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/wegood

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR WeGood? System Inc.

[See attached]

WeGood? System Inc.
(the "Company")
A Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to October 31, 2024

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

_____

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: WeGood? System Inc. Management

We have reviewed the accompanying financial statements of WeGood? System Inc. (the Company) which comprise the statement of financial position as of inception to October 31, 2024 and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter Regarding a Predecessor Entity:
The Company formed WeGood? System Inc. on August 29, 2024 in the State of Delaware. WeGood? System Inc. will serve as the successor Company of HQLS LLC. WeGood? System Inc., will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
December 3, 2024

WEGOOD? SYSTEM INC.
STATEMENT OF FINANCIAL POSITION

	Inception to October 31, 2024
ASSETS	
Current Assets:	
Cash and Cash Equivalents	8,000
Other Current Assets	-
Total Current Assets	8,000
Non-Current Asset:	
Other Non-Current Asset	-
Total Non-Current Asset	-
TOTAL ASSETS	8,000
LIABILITIES AND EQUITY	
Current Liabilities:	
Accounts Payable	8,375
Other Current Liabilities	-
Total Current Liabilities	8,375
Non-Current Liability:	
Other Non-Current Liability	-
Total Non-Current Liability	-
TOTAL LIABILITIES	8,375
EQUITY	
Common Stock	40
Additional Paid-In Capital	10,490
Accumulated Deficit	(10,905)
TOTAL EQUITY	(375)
TOTAL LIABILITIES AND EQUITY	8,000

See Accompanying Notes to these Unaudited Financial Statements

WEGOOD? SYSTEM INC.
STATEMENT OF OPERATIONS

	Inception to Period Ended October 31, 2024
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	
Organizational Costs	10,905
Total Operating Expenses	**10,905**
Total Loss from Operations	**(10,905)**
Other Income (Expense)	
Other Income	-
Other Expense	-
Total Other Income (Expense)	**-**
Earnings Before Income Taxes, Depreciation and Amortization	**(10,905)**
Depreciation and Amortization	-
Provision for Income Tax	-
Net Loss	**(10,905)**

See Accompanying Notes to these Unaudited Financial Statements

WEGOOD? SYSTEM INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Inception at 8/29/24	-	-	-	-	-
Issuance of Common Stock	4,000,000	40	10,490	-	10,530
Net loss	-	-	-	(10,905)	(10,905)
Ending balance at 10/31/24	4,000,000	40	10,490	(10,905)	(375)

See Accompanying Notes to these Unaudited Financial Statements

WEGOOD? SYSTEM INC.
STATEMENT OF CASH FLOWS

	Period Ended October 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	(10,905)
Adjustments to reconcile Net Loss to Net Cash provided by operations:	
Increase in Accounts Payable	8,375
Net Cash used in Operating Activities	(2,530)
CASH FLOWS FROM AN INVESTING ACTIVITY	-
Other Non-Current Assets	-
Net Cash provided by (used in) an Investing Activity	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of Common Stock	40
Receipt of Additional Paid-In Capital	10,490
Net Cash provided by Financing Activities	10,530
Cash at the beginning of period	-
Net Cash increase for period	8,000
Cash at end of period	8,000

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

WeGood? System Inc. was formed on August 29, 2024 in the State of Delaware. WeGood? System Inc. will serve as the successor Company of HQLS LLC. The Company plans to earn revenue by providing leadership training, recruiting, structural support, and the WeGood? App. The Company's headquarters is in Kent County, Delaware. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under Regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized loss from inception to as of reporting period and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of October 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $8,000 in cash as of October 31, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by providing leadership training, recruiting, structural support, and the WeGood? App. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is the delivery of quality service and maintaining an acceptable level of software uptime for users over the subscription period and revenue is recognized over the life of the subscription as performance obligations are satisfied.

<u>Organizational Costs.</u>

The Company incurred costs related to its formation and initial operations, including legal fees, filing fees, and other expenditures associated with establishing the business. These costs are categorized as organizational and startup costs and are expensed as incurred, in accordance with ASC 720-15 (Start-Up Costs).

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long term obligations except for the Accounts Payable that represents unpaid organizational and startup expenses incurred.

NOTE 6 – EQUITY

The Company has authorized Twenty Million (20,000,000) common shares with $0.00001 par value per share. 4,000,000 shares were issued and outstanding as of October 31, 2024.

<u>Annual Meeting</u>
The annual meeting of the stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be the 2nd Tuesday in July of each year or such other date as may be set by the Board of Directors. If, through inadvertence or other reason, no annual meeting is called within thirteen (13) months of the last annual meeting of stockholders, the Board of Directors or, if it does not act, the Chairman of the Board, may immediately call an annual meeting of the stockholders, to be noticed in accordance with the Bylaws and appropriate state law.

<u>Proxies and Voting</u>
At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure

established for the meeting. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to October 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 3, 2024, the date these financial statements were available to be issued.

HQLS LLC
(the "Company")
a Texas Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: HQLS LLC Management

We have reviewed the accompanying financial statements of HQLS LLC (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter on a Successor Entity:
WeGood? System Inc. was formed on August 29, 2024 in the State of Delaware and will serve as the successor Company of HQLS LLC. WeGood? System Inc. will be conducting a Regulation Crowdfunding capital raise.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
December 3, 2024

HQLS LLC
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	4	58,063
Other Current Assets	-	-
Total Current Assets	4	58,063
Non-Current Assets:		
Intangible Assets - net	87,501	52,274
Other Non-Current Assets	-	-
Total Non-Current Assets	87,501	52,274
TOTAL ASSETS	87,505	110,337
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	-	1,235
Other Current Liabilities	-	-
Total Current Liabilities	-	1,235
Non-Current Liabilities:		
Notes Payable - Related Party	18,475	6,402
SAFE Notes	173,500	148,500
Total Non-Current Liabilities	191,975	154,902
TOTAL LIABILITIES	191,975	156,137
EQUITY		
Capital Contribution	13,657	13,657
Accumulated Deficit	(118,127)	(59,457)
TOTAL EQUITY	(104,470)	(45,800)
TOTAL LIABILITIES AND EQUITY	87,505	110,337

See Accompanying Notes to these Unaudited Financial Statements

HQLS LLC
STATEMENTS OF OPERATIONS

| | Year Ended December 31, | |
	2023	2022
Revenue	5,000	500
Cost of Revenue	-	-
Gross Profit	5,000	500
Operating Expenses		
General and Administrative Expense	18,664	10,333
Advertising and Marketing Expense	-	80
Professional Fees	12,080	22,144
Rent Expense	-	2,061
Total Operating Expenses	30,744	34,618
Total Loss from Operations	(25,744)	(34,118)
Other Income(Expense)		
Other Income	-	-
Other Expense	-	-
Total Other Income/Expense	-	-
Earnings Before Income Taxes	(25,744)	(34,118)
Provision for Income Tax	-	-
Depreciation Expense	32,926	13,385
Net Loss	(58,670)	(47,503)

See Accompanying Notes to these Unaudited Financial Statements

HQLS LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Member's Capital		Retained Earnings	
	Units	$ Amount	(Deficit)	Total Member's Equity
Beginning balance at 1/1/22	-	1,200	(11,707)	(10,507)
Contribution	-	12,457	-	12,457
Distribution	-	-	-	-
Prior Period Adjustment	-	-	(248)	(248)
Net loss	-	-	(47,503)	(47,503)
Ending balance at 12/31/22	-	13,657	(59,457)	(45,800)
Contribution	-	-	-	-
Distribution	-	-	-	-
Prior Period Adjustment	-	-	-	-
Net loss	-	-	(58,670)	(58,670)
Ending balance at 12/31/23	-	13,657	(118,127)	(104,470)

See Accompanying Notes to these Unaudited Financial Statements

HQLS LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(58,670)	(47,503)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Increase (Decrease) in Accounts Payable	(1,235)	1,235
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	(1,235)	1,235
Net Cash used in Operating Activities	(59,905)	(46,268)
CASH FLOWS FROM AN INVESTING ACTIVITY		
Increase in Intangible Assets	(35,226)	(37,344)
Net Cash used in an Investing Activity	(35,226)	(37,344)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from (Payments to):		
Notes Payable - Related Party	12,073	(1,680)
SAFE Notes	25,000	111,043
Capital Contribution	-	12,457
Net Cash provided by Financing Activities	37,073	121,820
Cash at the beginning of period	58,063	19,855
Net Cash increase (decrease) for period	(58,058)	38,208
Cash at end of period	4	58,063

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

HQLS LLC ("the Company") was formed in Texas on March 15th, 2021. The Company earns revenue by providing leadership training, recruiting, structural support, and the WeGood? App. The Company's headquarters is in Texas and its customers will be located in the United States.

The Company will conduct a crowdfunding campaign under Regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $4 and $58,063 in cash as of December 31, 2023 and December 31, 2022, respectively.

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 10 years.

Trademark

In accordance with ASC 350 (Intangibles—Goodwill and Other), trademarks with indefinite useful lives are not amortized but are tested annually for impairment, or more frequently if events or changes in circumstances indicate the trademark may be impaired. Based on this assessment, there was no impairment in 2023 and 2022.

A summary of the Company's intangible assets as of December 31 is shown below.

Property Type	Useful Life in Years	2023	2022
Website Appl-WzMotion	10	62,086	5,063
Google App	10	2,500	2,500
Website Appl-WeGood	10	68,276	57,146
Trademarks	-	1,600	1,600
Less Accumulated Amortization	-	(46,961)	(14,035)
Book Value		87,501	52,274

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by providing leadership training, recruiting, structural support, and the WeGood? App. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is the delivery of quality service and maintaining an acceptable level of software uptime for users over the subscription period and revenue is recognized over the life of the subscription as performance obligations are satisfied.

General and Administrative Expense

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Advertising and Marketing Expense

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statements of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2023 and December 31, 2022, the Company had outstanding notes payable in the amount of $18,475 and $6,402 respectively, for services performed by the owners of the company - David Hill and Jared Montoya. The balance bears no interest. - See Note:5

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Notes Payable - During the year ended December 31, 2023 and December 31, 2022, the Company had outstanding notes payable in the amount of $18,475 and $6,402 respectively, for services performed by the officers of the company - David Hill and Jared Montoya. The balance bears no interest.

Simple Agreements for Future Equity (SAFE) - During the years ended December 31, 2023 and December 31, 2022, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event.

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company. David Hill and Jared Montoya are the original two (2) members and owners of the Company having each 50% interest ownership.

<u>Allocation of Profits and Loss.</u>
Allocation of the profits or losses will be totally allocated only by a unanimous vote of the LLC units by the two members.

Contributions to the LLC.
Unanimous vote of the LLC units by the two members will decide when contributions should be made to the LLC.

Dissolution of the LLC.
All general matters concerning the dissolution of the LLC will be allowed only by a unanimous vote of the LLC units by the two members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 3, 2024, the date these financial statements were available to be issued.

A successor C-Corp under the name of WeGood? System Inc. was formed in Delaware on August 29, 2024.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF WEGOOD? SYSTEM INC.

The Employee Engagement Company™

Have you ever felt that the frontline employees of companies don't get the feedback and training they really need to do a great job? Well here's your chance to "fix" this problem. Please take the time to watch our videos included within this page. The videos do a great job of highlighting this global employee engagement problem. We have a "one-of-a-kind" solution. WeGood?® stands out with its unique approach, earning the trademark The Employee Engagement Company™ because we are unique in our problem-solving of this gigantic issue out in the workforce. WeGood?®, powered by the proven High Quality Leadership Theory© is revolutionizing workplaces through data-driven, AI-enabled employee engagement through our US patent-pending app, available on desktop and mobile.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



WeGood?®

Engage. Appreciate. Retain.

OVERVIEW ABOUT TERMS DISCUSSION INVESTING FAQS

Get Equity
$1.20 Per Share

MIN INVEST
$498

VALUATION
$4.8M

REASONS TO INVEST

With $212,500 in investor funding to date, WeGood?® has an interested customer pipeline, including C&S Family of Companies, Kroger, ASEA, Bojangles, Publix, Mueller Industries, Whataburger, Mays Cancer Center, and a signed agreement with Blue Bell Ice Cream and Moonies BBQ.

Disengaged Workforce: More than two-thirds of workers in the U.S. and Canada are either not engaged or actively disengaged in their jobs. Globally, low employee engagement costs the global economy $8.9 trillion annually, equivalent to 9% of global GDP. WeGood?® aims to provide a streamlined approach to help improve employee engagement and retention, addressing these significant productivity challenges.

Large Market: WeGood?® has identified a growing market for employee engagement applications, with a Total Addressable Market (TAM) of approximately $900 million in 2023.

TEAM



David S. Hill, PhD • President, Chief Executive Officer, and Director

David Hill is a father, veteran, CEO, and entrepreneur. Founded High Quality Leadership® Theory (HQL), created a leadership assessment tool, and developed WeGood? ®, an app boosting employee engagement. With 20 years in startups and successful exits.

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Jared A. Montoya, PhD • Chairman, Secretary, and Director

Jared Montoya, Founder and Chairman of WeGood? System Inc., drives innovation and engagement across industries. Collaborating with leadership, he develops tools like the WeGood? app to boost employee satisfaction and align with company goals, fostering thriving organizations.

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Bonnie A. Curtis, PhD • Chief Financial Officer and Director
Bonnie Curtis, is a Global senior executive with extensive experience in communications, supply chain, human resources, and sales. Proven track record of driving business growth through strong leadership, technical expertise, and effective communication strategies. Skilled in engaging employees and organizations to achieve goals through high-energy, participative style. Expertise includes strategic planning, organizational design, leadership development, and process improvement.
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THE PITCH

WeGood?®

The Employee Engagement Company™

Why WeGood?®

Our innovative approach includes best practice and leading edge technology

Artificial Intelligence (AI) dependent for predictive claims and novel solutions

Our WeGood?® System is geared to facilitate and enhance face-to-face relationship development in the workplace

Our leadership are all experts in solving this employee engagement issue

U.S. Patent Pending for "The WeGood?® System"

Low employee engagement is a global crisis costing businesses trillions in lost productivity and turnover. WeGood?® is addressing this challenge head-on with a patent-pending AI-driven solution. Our platform is designed to facilitate regular, meaningful interactions between managers and employees, with the aim of fostering a culture of appreciation and accountability. By collecting and analyzing vast amounts of data, we provide actionable insights to optimize workforce performance.


Employees
Sally Jones
Johnny Tootall
Landon Meyer
Ricardo Clark
Isabelle Brown
Success!
Add New Team Member
Weekly Communication
Customizable
Engagement
Improvement

We have gained traction, securing partnerships with industry leaders and demonstrating strong customer demand. We believe our focus on frontline employees, where engagement is typically lowest, positions us for significant market penetration. With a strong foundation in leadership theory and a cutting-edge technology platform, WeGood?® is positioned to become a recognized leader in employee engagement, supported by our innovative platform and expert leadership team.

01:04

THE PROBLEM & OUR SOLUTION

Engage. Appreciate. Retain.™

with WeGood?®

Low employee engagement is a pervasive and costly issue affecting businesses worldwide. With more than two-thirds of workers in the U.S. and Canada either not engaged or actively disengaged in their jobs, companies face declining productivity, increased turnover, and a damaged bottom line. The global economic impact of this crisis is estimated at a staggering $8.9 trillion annually. (Source: Gallup)

The Global Employee Engagement Crisis

Low employee engagement is a critical global issue.

Massive Economic Impact

This disengagement costs the global economy $9 trillion annually, with the US alone losing over $2 trillion

Disengaged Workforce

More than two-thirds of workers in the U.S. and Canada are either not engaged or actively disengaged in their jobs

Root Cause

Research indicates leadership as a primary factor driving this crisis

Opportunity

Despite the challenge, there is an opportunity to address and solve this problem

Source: Gallup

WeGood?® is addressing this critical challenge by revolutionizing how organizations engage their frontline workforce and drive significant, measurable results. Our patent-pending platform fosters a culture of appreciation through regular one-on-one meetings, empowering both managers and employees to drive positive change. By implementing a structured approach grounded in proven leadership principles, WeGood?® delivers measurable improvements in employee satisfaction, retention, and overall business performance. And with a focus on simplicity and accessibility, WeGood?®'s mobile and desktop app makes it easy for organizations to cultivate a more engaged and productive workforce.



Our patent-pending mobile app, built by industry experts, focuses on improving frontline employee engagement through a proven, systematic approach.



Key Features and Benefits



Enhanced Business Performance



15-Minutes of Appreciation Weekly (15MOAW™)



Boosted Employee Well-being



Proven



Accessibility



Improved

THE MARKET & OUR TRACTION

Tackling the $8.9 Trillion Employee Engagement Crisis

WeGood?® is addressing a significant market opportunity: the $8.9 trillion annual loss due to low employee engagement (Source: Gallup). Unlike competitors focused on peripheral aspects of employee experience, WeGood?® is tackling this critical issue head-on. WeGood?® estimates a potential user base of up to 2 billion deskless and frontline employees in sectors like manufacturing, grocery, banking, and fast food. While the Total Addressable Market (TAM) across employee engagement highlights a trajectory toward $3.6 billion or more by 2034, WeGood?® focuses on addressing the most impactful segment of this market, prioritizing workforce needs and scalable engagement solutions tailored to specific industries. (Source, Source)

$928.3M
Total Addressable Market (TAM)

Market Validation

- **Positive reception** from over 10+ organizations
- **Exclusive partnership** with Blue Bell Ice Cream and Moonies BBQ
- **Launch** of desktop app in addition to mobile app

Market Size and Dynamics

- Potential user base of **2 billion deskless/frontline employees**
- Aging workforce with retiring baby boomers **creating a talent gap**
- Gen X, Y, and Z will fill this gap, **but require training and higher engagement to retain**

(Source, Source)

Market validation is strong, with positive reception from 10+ potential customers including an exclusive partnership with Blue Bell Ice Cream and Moonies BBQ for culture improvement training. WeGood?® has evolved with the launch of a desktop app, in addition to its mobile app, and we believe we are poised to expand our reach with the upcoming launch of the High Quality Leadership Questionnaire© to over 20,000 people. Since its inception in January 2023, WeGood? has achieved significant milestones, including the launch of its MVP app, proof of concept, and full app release. In February 2024, we established an exclusive partnership with Blue Bell Ice Cream, followed by the release of our desktop MVP in March 2024, reflecting early customer engagement. With $212,500 in early investor funding, we believe WeGood?® is well-positioned to pursue the significant opportunities in the employee engagement market, offering value to both employees and businesses.

Traction

$212,500
Raised to-date

- **WeGood?® Minimum Viable Product (MVP) App** - January, 2023
- **WeGood? Proof of Concept** - June, 2023
- **Release of WeGood? App 1.0** - August, 2023
- **Blue Bell® Ice Cream selects us exclusively** – February, 2024
- **Release of WeGood? Desktop MVP** – March, 2024

Technology & Big Data

WeGood?® **collects and owns** vast amounts of data.

Our patented AI technology analyzes this data to **predict performance trends.**

These insights **empower customers** to make informed decisions.

We leverage our AI and data ownership to **drive superior customer outcomes.**

Why Invest

Be Early. Think Global. Invest in WeGood?®

WeGood?® is on a mission to revolutionize the workplace by addressing the critical issue of employee engagement. Our High Quality Leadership Theory© coupled with a laser focus on employee experience, makes us as a definitive solution to a problem costing businesses trillions of dollars annually. With a world-class leadership team and a clear path to market dominance, we are confident in our ability to achieve growth and serve the workforce across the globe. Join us in building a future where every organization is a High Quality Organization®. We invite you to become a part of a movement that is transforming the global workforce.

Change the game! Finally get the frontline employees the training, feedback, recognition, and appreciation they need. The Future of Employee Engagement is Here. Invest in WeGood?® today.



ABOUT

HEADQUARTERS

246 Early Trail Dr
San Antonio, TX 78228

WEBSITE

View Site ⬀

Have you ever felt that the frontline employees of companies don't get the feedback and training they really need to do a great job? Well here's your chance to "fix" this problem. Please take the time to watch our videos included within this page. The videos do a great job of highlighting this global employee engagement problem. We have a "one-of-a-kind" solution. WeGood?® stands out with its unique approach, earning the trademark The Employee Engagement Company™ because we are unique in our problem-solving of this gigantic issue out in the workforce. WeGood?®, powered by the proven High Quality Leadership Theory© is revolutionizing workplaces through data-driven, AI-enabled employee engagement through our US patent-pending app, available on desktop and mobile.

TERMS

WeGood? System Inc.

Overview

PRICE PER SHARE
$1.20

VALUATION
$4.8M

DEADLINE ⓘ
Dec. 23, 2024 at 11:59 PM UTC

FUNDING GOAL ⓘ
$124K - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$498

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,999.20

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
103,333

MAX NUMBER OF SHARES OFFERED
1,029,166

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$8,000	$0
Cash & Cash Equivalents	$8,000	$0

Accounts Receivable	$0	$0
Short-Term Debt	$8,375	$0
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$10,905	$0

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Loyalty Bonus | 10% Bonus Shares

If you are a predesignated member of the WeGood?® Community, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 4 weeks | 20% bonus shares

Early Bird 2: Invest $5,000+ within the first 4 weeks | 30% bonus shares

Early Bird 3: Invest $10,000+ within the first 4 weeks | 40% bonus shares

Early Bird 4: Invest $15,000+ within the first 4 weeks | 50% bonus shares

Early Bird 5: Invest $25,000+ within the first 4 weeks | 70% bonus shares

Early Bird 6: Invest $35,000+ within the first 4 weeks | 90% bonus shares

Early Bird 7: Invest $45,000+ within the first 4 weeks | 150% bonus shares

Early Bird 8: Invest $60,000+ within the first 4 weeks | 250% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between days 35 - 40 and receive 25% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 25% bonus shares

Amount-Based Perks

Engagement Enthusiast: $500+ | Receive exclusive access to a webinar on maximizing frontline productivity

Engagement Champion: $1,000+ | All previous perks + 2% bonus shares

Productivity Pro: $5,000+ | All previous perks + survey review on one's High Quality Leadership ® + 5% bonus shares

Frontline Innovator: $10,000+ | All previous perks + a personalized consultancy session with WeGood experts + 10% bonus shares

Leadership Visionary: $45,000+ | All previous perks + 15% bonus shares

Pinnacle Investor: $60,000+ | All previous perks + 25% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

WeGood?® System Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.20 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $120. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience

Bonus]] in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.
Inter company debt or back payments.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are

permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.